

January 31, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.250% Senior Notes due 2033 of TYCO ELECTRONICS GROUP S.A., guaranteed by TE Connectivity plc and TE Connectivity Switzerland Ltd., under the Exchange Act of 1934.

Sincerely,

Craig A. Marto

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com